Mail Stop 3561

      							October 24, 2005


Mr. James H. Alexander
President/Chief Executive Officer
World Am, Inc.
1400 West 122nd Avenue
Suite 104
Westminster, CO 80234

	Re:	World Am, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 21, 2005

Dear Mr. Alexander:


	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


							Sincerely,



							Larry Spirgel
							Assistant Director